Exhibit 1

Contact:
Robi Hartman
I.I.S Intelligent Information Systems, Ltd.
011-972- 3-751-6449

FOR IMMEDIATE RELEASE

I.I.S. INTELLIGENT INFORMATION SYSTEMS LTD.

ANNOUNCES THAT IT HAS SIGNED AN AGREEMENT TO ACQUIRE WITECH
COMMUNICATIONS IN A SHARE EXCHANGE AND INTENDS TO CONVENE A
MEETING OF SHAREHOLDERS TO APPROVE THE TRANSACTION AND OTHER
MATTERS; ALSO ANNOUNCES ITS INTENTION TO ISSUE CONVERTIBLE
NOTES AND WARRANTS

Ramat Gan, ISRAEL, November 5, 2007 – I.I.S. Intelligent Information Systems Ltd. (IISLF.PK).

Share Exchange Agreement with Witech Communications

I.I.S. Intelligent Information Systems Ltd. (“IIS” or the “Company”) today announced that it has signed a Share Exchange Agreement with Witech Communications Ltd., an Israeli company (“Witech”) and all shareholders of Witech (the “Exchange Agreement’) for the acquisition of all the outstanding shares of Witech in exchange for the issuance of 11,576,539 shares of IIS to the shareholders of Witech, representing 50% of the issued and outstanding shares of IIS to the shareholders of Witech. Following the transaction, if consummated, Witech will become a wholly owned subsidiary of IIS.

Witech, incorporated in February 2004, is engaged in the field of video transmission using proprietary wireless communications technology. Witech’s first product is a wireless video transmission system for use on roller coasters and thrill rides in amusement parks as well as other moving attractions. (www.cdride.com).

The closing of the Exchange Agreement is subject to IIS shareholders’ approval, a tax ruling from the Israeli tax authorities, approval of the Israeli Chief Scientist’s’ office and certain additional customary closing conditions. The transaction is contemplated to close, subject to the receipt of the required approvals, in the last week of December 2007.

As of October 31, 2007, IIS has provided loans to Witech in the aggregate amount of $3,550,000 that are secured by liens on Witech’s’s assets (subordinated to liens to secure up to $400,000 in bank financing) and pledges on shares held by certain founding shareholders of Witech.

Extraordinary General Meeting of Shareholders

IIS intends to convene an extraordinary general meeting of shareholders (“EGM”) to approve the Exchange Agreement and various other matters, to be held on December 20, 2007 at 11:30 am Israeli time. Shareholders of record at the close of business on November 9, 2007 are entitled to notice of and to vote at the EGM.

Other items on the agenda at the EGM are to: (a) increase the registered share capital of the Company; (b) approve certain amendments to the Articles of Association of the Company; (c) approve the Company’s 2007 Israeli Share Option Plan and reserve shares for issuance under such plan; (d) appoint Mr. Adrian Auman in place of Mr. Philip Stein as an external director and approve his compensation; (e) appoint Messrs Charles Moss, David Elooz and Eliyahu Cohen as additional directors of the Company effective as of and subject to the closing of the Exchange Agreement and to approve their terms of employment by the Company and/or Witech; (f) approve bonuses to the former liquidators of the Company; (g) approve the compensation of Messrs. Aharon Jacobowitz and Alon Wulkan as directors of the Company; (h) approve the consulting agreement with West End Technology Investments Ltd., (a company owned and controlled by Mr. Robi Hartman) with respect to the services to the Company of Mr. Robi Hartman, as active Chairman of the Board of Directors and/or Chief Executive Officer of the Company; (i) approve indemnification agreements with all officers and directors of the Company; and (j) approve the increase of the limit of insurance for directors and officers of the Company.

The proxy for the EGM and related materials will be available from November 12, 2007 on the Company’s website (http://www.iislf.com) or upon request from the Company.

Intention to Issue warrants to all IIS Shareholders

IIS also announced today that, subject to and following compliance with applicable Israeli and United States securities laws and regulations, it intends to issue, for no additional consideration, to all shareholders of IIS at the record date determined for the purpose of the EGM (November 9, 2007), warrants to purchase an aggregate of 4,600,000 Ordinary Shares of IIS nominal value NIS 0.003 per share, on a pro-rata basis according to the percentage holding of each such shareholder in the issued and outstanding share capital of IIS on such record date. The exercise price of each warrant shall be the average trading price per share of IIS’s Ordinary Shares during the twenty trading days prior to the closing of the Exchange Agreement described above. The warrants will be exercisable for cash or on a cash-less exercise basis. These warrants will be exercisable until the earlier of (i) five years from the date of issuance, and (ii) the closing of a Transaction. A “Transaction” shall mean either (i) the merger of the Company into another company in which the Company is not the surviving entity, or (ii) the purchase of all or substantially all of the shares of the Company. These warrants will be non-transferable and non-exercisable until all applicable Israeli and United States securities laws and regulations have been complied with in connection with the warrants and the underlying shares, including without limitation, that a registration statement covering the issuance of the underlying shares is declared effective by the United States Securities and Exchange Commission.

Convertible Secured Notes Financing

IIS further announced that it has signed a term sheet with private investors for the issuance of convertible notes in the principal amount of $1,605,000, out of which 50% will be held in escrow pending closing of the Exchange Agreement, with accompanying warrants to purchase up to 321,000 Ordinary Shares of IIS. The principal amount of the notes will accrue interest at the rate of 8% compounded annually and principal and interest will be repaid in 12 equal quarterly installments commencing 36 months from issuance. Unpaid principal and interest may at the option of the purchasers be converted into ordinary shares at a price of $0.65 per share, subject to a broad-based weighted average ratchet anti-dilution adjustments in the event of issuance of equity-related securities at a lower price, subject to certain exceptions. The Company shall have the right to redeem the principal amount and interest of the notes that have not been converted into shares, in whole or in part, between December 31 and January 31 of each year commencing December 31, 2008 or at the closing of a Transaction at a 20% premium per year, or a pro-rata portion of a year if redeemed in the event of a Transaction. The notes are secured by a floating charge on the assets of the Company, subordinated only to bank financing in an amount not to exceed $500,000. The warrants will be exercisable for ordinary shares at the price per share equal to the average trading price per share of the shares of IIS during the 20 trading days prior to the closing of the Exchange Agreement, until the earlier of: (i) five years from issuance, and (ii) the closing of a Transaction. The warrants will be exercisable for cash or on a cash-less exercise basis. In the event that within 6 months from the date of issuance of the notes, the Company raises financing from the issuance of convertible loans or notes or similar securities with terms more favorable to the purchasers thereof than those granted to the purchasers, the notes and warrants will be automatically amended to provide for such favorable terms. The Company intends to raise up to an additional $4,500,000 during the first half of 2008, according to its cash needs to finance Witech’s operations.

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THE SECURITIES DESCRIBED ABOVE WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”) OR ANY STATE SECURITIES LAWS, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR THE AVAILABILITY OF AN APPLICABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE ACT,

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995: This release contains historical information and forward-looking statements. Statements looking forward in time are included in this release pursuant to the “safe harbor” provision of the Private Securities Litigation Reform Act of 1995. They involve known and unknown risks and uncertainties that may cause the Company’s actual results in future periods to be materially different from any future performance suggested herein. Forward-looking statements speak only as of the date on which they are made and the Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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